SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.9)

Bethlehem Steel Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

087509 10
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  087509 10


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,941,099 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  78,247 (2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,395,045 (3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      9,694 (4)

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,439,346 (5)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.8%

12)        TYPE OF REPORTING PERSON*

             HC

______________________
(1)  Includes 3,511 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred
     Stock.
(2)  Includes 1,947 shares issuable upon conversion of $5.00
     Convertible Preferred Stock.
(3)  Includes 3,157 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred
     Stock.
(4)  Includes 2,124 shares issuable upon conversion of $5.00
     Convertible Preferred Stock.
(5)  Includes 5,458 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred Stock.



                                   13G

CUSIP NO.  087509 10


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Colorado, Inc.
            Tax Identification No.  84-1187164

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,815,446 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  78,247 (2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,269,392 (3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      9,674 (4)

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,313,693 (5)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%

12)        TYPE OF REPORTING PERSON*

             HC

______________________
(1)  Includes 3,371 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred
     Stock.
(2)  Includes 1,947 shares issuable upon conversion of $5.00
     Convertible Preferred Stock.
(3)  Includes 3,017 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred
     Stock.
(4)  Includes 2,124 shares issuable upon conversion of $5.00
     Convertible Preferred Stock.
(5)  Includes 5,318 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred Stock.



                                   13G

CUSIP NO.  087509 10


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Colorado, National Association
            Tax Identification No.  84-0187632

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,804,546 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  73,120 (2)
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,256,592 (3)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      6,724 (4)

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,297,666 (5)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.6%

12)        TYPE OF REPORTING PERSON*

             BK

______________________
(1)  Includes 3,371 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred
     Stock.
(2)  Includes 1,770 shares issuable upon conversion of $5.00
     Convertible Preferred Stock.
(3)  Includes 3,017 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred
     Stock.
(4)  Includes 2,124 shares issuable upon conversion of $5.00
     Convertible Preferred Stock.
(5)  Includes 5,141 shares issuable upon conversion of $2.50
     Convertible Preferred Stock and $5.00 Convertible Preferred Stock.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Bethlehem Steel Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Martin Tower
           Bethlehem, PA  18016-7699

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Colorado, Inc. (NCI)
           3.  Norwest Bank Colorado, Inc.  (NBC)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Colorado, Inc.
               Norwest Bank Bldg.
               1740 Broadway
               Denver, CO  80274-8620

           3.  Norwest Bank Colorado, National Association
               1740 Broadway
               Denver, CO  80274-8677

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NCI:  Colorado
           3.  NBC:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           087509 10

Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(ii)(G)
           2.  NCI:  Parent Holding Company in accordance with
               240.13d-1(b)(ii)(G)
           3.  NBC:  Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a) Amount beneficially owned: 7,439,346* shares (includes 7,313,693 shares deemed to be beneficially owned by NCI through its subsidiaries, of which 7,297,666 shares are deemed to be beneficially owned by NBC).

           (b)  Percent of class:  6.8%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  6,941,099

               (ii)   Shared power to vote or direct the vote:  78,247

               (iii)  Sole power to dispose or to direct the
                      disposition of:  7,395,045

               (iv)   Shared power to dispose or direct the disposition
                      of:  9,694

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

__________________________
* Includes shares issuable upon conversion of 967 shares of $2.50 Convertible Preferred Stock (0.84x) and 2,625 shares of $5.00
   Convertible Preferred Stock (1.7699x).


Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 31, 1995

NORWEST CORPORATION

By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified for purposes of Regulation 13d-1(b)(ii)(B) as banks, with the exception of Norwest Colorado, Inc. Norwest Colorado, Inc. is a wholly owned subsidiary of Norwest Corporation and is the parent holding company of Norwest Bank Boulder, National Association, Norwest Bank Colorado, National Association, Norwest Bank Colorado Springs, National Association, and Norwest Bank Greeley, National Association.


Norwest Bank Boulder, National Association

Norwest Bank Colorado, National Association

Norwest Bank Colorado Springs, National Association

Norwest Bank Greeley, National Association

Norwest Bank Minnesota, National Association

Norwest Bank Minnesota North, National Association

Norwest Bank Nebraska, National Association

Norwest Capital Management & Trust Co., Montana

Norwest Colorado, Inc.